Incapital LLC
200 South Wacker Drive, Suite 3700
Chicago, Illinois 60606

August 29, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:     Incapital Unit Trust, Series 55

File Nos. 333-197243 and 811-22581

Ladies/Gentlemen:

The undersigned, Incapital Unit Trust, Series 55 (the “Trust”), by Incapital LLC, as the sponsor and depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on September 4, 2014 or as soon thereafter as possible.

Very truly yours,

Incapital Unit Trust, Series 55

By: Incapital LLC

By: /s/ Thomas Belka______________
Thomas Belka
Executive Director